Exhibit 3.3

First Amendment to Amended and Restated Bylaws

Of

Armada Water Assets, Inc.

Effective March 25, 2014, the Amended and Restated Bylaws of Armada Water Assets, Inc., a Delaware corporation, shall be amended as follows:

Article II-Directors, shall be amended by adding a Section 17 entitled Chairman of the Board thereto, to read as follows:

17.         Chairman of the Board.  The Board of Directors may elect one of its members to be the Chairman of the Board for such term of office as the Board of Directors shall determine (subject to re-election as necessary at the annual meetings of shareholders).  The Chairman of the Board shall hold office until his or her successor is elected by the Board of Directors, or until his or her earlier resignation or removal.  The Chairman of the Board may be removed in his capacity as the Chairman (however, not as a Board member) at any time without cause by the affirmative vote of a majority of the entire Board of Directors.  The Chairman of the Board shall not be deemed to be an officer of the Corporation unless he or she also holds one of the positions set forth in Article III hereof.  The Chairman of the Board may be an independent member of the Board of Directors for purposes of the rules of The Securities and Exchange Commission or any exchange on which shares of the Company’s stock are publicly traded. In the absence of a the Chairman of the Board who is an executive officer, the Chairman of the Board shall preside at all meetings of the Board of Directors and shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

Article III- Officers, shall be amended by changing Section 10, Chairman, thereof, to read as follows:

Section 11. Chairman. The Chairman of the Board of Directors shall be chosen from the membership of the Board of Directors. In the absence of a Chairman of the Board who is not an executive officer, [the Chairman of the Board shall preside at all meetings of the Board of Directors and] shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

Article IV- Miscellaneous, shall be amended by changing Section 3 Execution of Instruments thereto, to read as follows:

3.          Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without Director action may be executed on behalf of the Corporation by the Chairman of the Board who is an executive officer pursuant to Article III hereof, if one is elected, the President, the Chief Executive Officer, the Chief Financial Officer, if one is elected, the Secretary, the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or appropriate committee of the Board may authorize.